UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40149

Altimar Acquisition Corp. III
(Exact name of registrant as specified in its charter)

40 West 57th Street, 33rd Floor New York, New York 10019 (212) 287-6767
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant: 0 holders

Class A ordinary shares, $0.0001 par value: 0 holders

Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Altimar Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALTIMAR ACQUISITION CORP. III

Date: October 2, 2023	By:	/s/ Wendy Lai
	Name:	Wendy Lai
	Title:	Chief Financial Officer